December 19, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Opexa Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-185003

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Opexa Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 4:00 P.M., Eastern Time on December 26, 2012 or as soon thereafter as may be practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma
Neil K. Warma
President and Chief Executive Officer

cc:           Pillsbury Winthrop Shaw Pittman LLP